SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                    Starwood Hotels & Resorts Worldwide, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                     973491
                                 (CUSIP Number)

                          Cornelius J. Dwyer, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                February 5, 2003
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Stitching Pensioenfonds ABP


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  :
         (b)  :

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions) 00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION       The Kingdom of the Netherlands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         10,105,000 shares of Common Stock

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         10,015,000 shares of Common Stock

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned bY Each Reporting Person

        10,015,000

________________________________________________________________________________
12   Check in the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

      [_]
________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)         5.02%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions) EP

________________________________________________________________________________


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Item 1. Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $0.01 (the "Common Stock") of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1111 Westchester Avenue, White Plains, New York 10604.

Item 2. Identity and Background

         The name of the person filing this statement is Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70, Postbus 2889, 6401 DL Heerlen, The Netherlands. The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Fund are as follows:

                         PRINCIPAL                                BUSINESS
     NAME                OCCUPATION           CITIZENSHIP         ADDRESS
     ----                ----------           -----------         -------
L.C. Brinkman         Independent           The Netherlands     Oude Lindestraat
                      Chairman of the                           70 6411 EJ
                      Governing Board                           Heerlen
                                                                The Netherlands
E.L. Snoeij           First Vice Chairman   The Netherlands     Oude Lindestraat
                      of the Governing                          70 6411 EJ
                      Board                                     Heerlen
                                                                The Netherlands
B.H.J.J. Volkers      Secretary of the      The Netherlands     Oude Lindestraat
                      Governing Board                           70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
J.W.E. Neervens       Chairman of the       The Netherlands     Oude Lindestraat
                      Board of Directors                        70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
J.M.G. Frijns         Member of the Board   The Netherlands     Oude Lindestraat
                      of Directors/Chief                        70 6411 EJ
                      Investment Officer                        Heerlen
                                                                The Netherlands
J.F. Maassen          Member of the         The Netherlands     Oude Lindestraat
                      Board of Directors                        70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
A.H. Berendsen        Managing Director     The Netherlands     Oude Lindestraat
                                                                70 6411 EJ
                                                                Heerlen
                                                                The Netherlands

                         PRINCIPAL                                BUSINESS
     NAME                OCCUPATION           CITIZENSHIP         ADDRESS
     ----                ----------           -----------         -------
J. Mensonides         Managing Director     The Netherlands     Oude Lindestraat
                                                                70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
J. Straatman          Managing Director     The Netherlands     Oude Lindestraat
                                                                70 6411 EJ
                                                                Heerlen
                                                                The Netherlands

         To the knowledge of the Fund, during the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         The funds for the purchases of Common Stock made by the Fund in the initial public offering were supplied from Dutch public sector pensioners' contributions to the Fund.

Item 4. Purpose of Transaction

         The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire additional securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

         Except as set forth above, the Fund has not currently formulated any definitive plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a


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class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

         (a) The Fund is the sole beneficial owner of 10,015,000 shares of Common Stock representing 5.02% of the outstanding shares of the Issuer's Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed as outstanding as of November 13, 2002 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.

         (b) The Fund has the sole power to vote or to direct the vote or dispose or direct the disposition of 10,015,000 shares of Common Stock. To the knowledge of the Fund, there are no shares of Common Stock which are beneficially owned by any director or executive officer listed under Item 2.

         (c) On December 3, 2002 the Fund purchased 50,000 shares of Common Stock at a price of $25.09. On December 4, 2002 the Fund purchased 150,000 shares of Common Stock at a price of $25.05. On December 4, 2002 the Fund purchased 20,000 shares of Common Stock at a price of $24.85. On December 5, 2002 the Fund purchased 100,000 shares of Common Stock at a price of $24.78. On December 9, 2002 the Fund purchased 75,000 shares of Common Stock at a price of $24.64. On December 9, 2002 the Fund purchased 75,000 shares of Common Stock at a price of $24.64. On December 10, 2002 the Fund purchased 100,000 shares of Common Stock at a price of $24.58. On December 10, 2002 the Fund purchased 150,000 shares of Common Stock at a price of $24.51. On December 11, 2002 the Fund purchased 1,900 shares of Common Stock at a price of $24.25. On December 12, 2002 the Fund purchased 61,200 shares of Common Stock at a price of $24.41. On December 13, 2002 the Fund purchased 250,000 shares of Common Stock at a price of $23.82. On December 16, 2002 the Fund purchased 111,000 shares of Common Stock at a price of $23.85. On December 17, 2002 the Fund purchased 29,400 shares of Common Stock at a price of $23.64. On December 18, 2002 the Fund purchased 50,000 shares of Common Stock at a price of $23.49. On December 19, 2002 the Fund purchased 150,000 shares of Common Stock at a price of $24.60. On December 19, 2002 the Fund purchased 50,000 shares of Common Stock at a price of $24.60. On December 20, 2002 the Fund purchased 71,500 shares of Common Stock at a price of $24.74. On December 23, 2002 the Fund purchased 55,000 shares of Common Stock at a price of $25.05. On December 30, 2002 the Fund purchased 50,000 shares of Common Stock at a price of $23.36. On December 31, 2002 the Fund purchased 147,500 shares of Common Stock at a price of $23.77. On January 2, 2003 the Fund purchased 1,000 shares of Common Stock at a price of $24.10. On January 6, 2003 the Fund purchased 100,000 shares of Common Stock at a price of $24.17. On January 9, 2003 the Fund purchased 100,000 shares of Common Stock at a price of $24.35. On January 10, 2003 the Fund purchased 50,000 shares of Common Stock at a price of $24.16. On January 21, 2003 the Fund purchased 191,500 shares of Common Stock at a price of $23.40. On January 24, 2003 the Fund purchased 25,000 shares of Common Stock at a price of $22.90. On January 27, 2003 the Fund purchased 79,200 shares of Common Stock at a price of $22.28. On January 28, 2003 the Fund purchased 60,000 shares of Common Stock at a price of $21.84. On January 29, 2003 the Fund purchased 50,000 shares of Common Stock at a price of $22.08. On January 30, 2003 the Fund purchased 160,800 shares of Common Stock at a price of $23.11. On January 31, 2003 the Fund purchased 100,000 shares of Common Stock at a price of $23.14. On January 31, 2003 the Fund purchased 50,000 shares of Common Stock at a price of

$23.39. On January 31, 2003 the Fund purchased 100,000 shares of Common Stock at a price of $23.20. On February 3, 2003 the Fund purchased 200,000 shares of Common Stock at a price of $23.47. On February 5, 2003 the Fund purchased 150,000 shares of Common Stock at a price of $22.97.

         Except as disclosed herein, there have been no transactions by the Fund in securities of the Issuer during the past sixty days.

         (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased by the Fund.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2003

                                            STICHTING PENSIOENFONDS ABP


                                            By: /s/ J.C. van Roekel
                                                --------------------------------
                                                J.C. van Roekel
                                                Authorized Signatory

                                            By: /s/ A.G.H.M. Leukel
                                                --------------------------------
                                                A.G.H.M. Leukel
                                                Authorized Signatory


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